UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 001-7062
CUSIP Number: 756125 10 0

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	January 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

InnSuites Hospitality Trust
Full Name of Registrant

Former Name if Applicable

1615 E. Northern Ave., Suite 102
Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85020
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On January 20, 2005, InnSuites Hospitality Trust (the “Trust”) received written notice, dated January 17, 2005, from McGladrey & Pullen, LLP (“McGladrey”) that McGladrey had resigned as the Trust’s principal independent accountant.  Prior to resigning, McGladrey determined that the Trust would need to restate its Annual Report on From 10-K for the fiscal year ended January 31, 2004 since the Trust did not properly classify the results of operations of hotel properties that were sold but in which the Trust has continuing involvement. On April 4, 2005, the Trust engaged Epstein, Weber & Conover, P.L.C. (“EWC”) to act as the Trust’s principal independent accountants and to perform the audit for the fiscal year ended January 31, 2005.

The Trust respectfully represents that due to the resignation of its principal independent accountants and the subsequent engagement of EWC on April 4, 2005 (less than a month prior to the due date for its Form 10-K) and the need to resolve certain accounting issues and prepare and file its amended Form 10-K for the fiscal year ended January 31, 2004, the Trust is unable to timely file its Annual Report on Form 10-K for the fiscal year ended January 31, 2005 without unreasonable effort or expense by May 2, 2005.

The Trust represents that its Annual Report on Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date of May 1, 2005.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Daniel T. Young	(216)	566-5500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Trust expects to report that its financial results for fiscal year ended January 31, 2005 have improved as compared to its financial results for the fiscal year ended January 31, 2004.  The Trust currently estimates that Net Income (Loss) Attributable to Shares of Beneficial Interest will improve from $(2,594,317) to $459,371 for the fiscal year ended January 31, 2004 and 2005, respectively, and that Net Income (Loss) Per Share - Basic and Diluted will improve from $(1.27) per share to $0.19 per share for the same respective periods.  The expected improvement in the financial performance of the Trust is primarily due to the disposal of under-performing hotels and improvements in the business and leisure travel industries.

InnSuites Hospitality Trust
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 2, 2005	By:	/s/ Anthony B. Waters
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).